UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 30, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of

Form 20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the

UBS Group AG standalone financial

information for the six months ended

30
June 2025, which appears immediately following this page.

UBS

Group AG

Standalone financial information

for the six months ended
30 June 2025

Table of contents
UBS Group AG standalone financial information
1
Income statement
1
Balance sheet
Notes to the UBS Group AG standalone financial
information
2
Basis of accounting
2
Accounting policies
2
Significant events
Appendix
3
Cautionary statement
Contacts
Switchboards
For all general inquiries
ubs.com/contact
Zurich +41-44-234-1111
London +44-207-567-8000
New York +1-212-821-3000
Hong Kong +852-2971-8888
Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
London +44-20-7567-4714

ubs-media-relations@ubs.com
New York +1-212-882-5858

mediarelations@ubs.com
Hong Kong +852-2971-8200
sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members of the
Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
Shareholder Services
UBS’s Shareholder Services team,
a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich,

Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006

Providence,

RI, 02940-3006,

USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2025. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

UBS Group AG standalone

UBS Group AG standalone financial information
Income statement
USD m CHF m
Year-to-date Year-to-date
30.6.25 30.6.24 30.6.25 30.6.24
Dividend income from the investment in UBS AG

6,500

3,000

5,360

2,758
Other operating income

3,123

3,121

2,657

2,799
Operating income

9,623

6,121

8,017

5,557
Operating expenses

2,997

3,004

2,566

2,691
Operating profit / (loss) before tax

6,625

3,116

5,451

2,866
Tax expense / (benefit)

0

2

0

2
Net profit / (loss) for the period

6,625

3,115

5,451

2,865
Balance sheet
USD m CHF m
30.6.25 31.12.24 30.6.25 31.12.24
Assets
Current assets

14,194

12,177

11,266

11,058
Non-current assets

192,560

190,010

152,844

172,548
of which: investments in subsidiaries

73,334

73,325

58,209

66,586
of which: investment in UBS AG
1

72,567

72,567

57,599

65,898
Total assets

206,753

202,187

164,110

183,606
Liabilities
Short-term liabilities

12,530

12,606

9,946

11,447
Long-term liabilities

127,085

125,103

100,874

113,606
Total liabilities

139,615

137,709

110,819

125,053
of which: Deferred Contingent Capital Plan

1,890

1,832

1,500

1,664
of which: other deferred compensation plans

3,361

3,513

2,668

3,190
Equity
Share capital
2,3

334

346

329

341
Statutory capital reserve
3,4

41,662

44,228

40,189

42,413
of which: capital contribution reserve

29,037

31,603

30,396

32,621
of which: other statutory capital reserve

12,625

12,625

9,792

9,792
Statutory earnings reserve

0

33

0

30
of which: reserve for treasury shares held by subsidiaries

0

33

0

30
Voluntary earnings reserve
3,4

23,465

23,395

11,928

19,148
Treasury shares
3

(4,948)

(6,517)

(4,606)

(6,141)
of which: against capital contribution reserve

(997)

(1,631)

(861)

(1,486)
Net profit / (loss)

6,625

2,994

5,451

2,762
Equity attributable to shareholders

67,139

64,478

53,291

58,553
Total liabilities and equity

206,753

202,187

164,110

183,606
1 The merger of UBS AG and Credit Suisse AG was completed on 31 May 2024.

2 Refer to “Share information and earnings per share” in the “Risk, capital, liquidity and funding, and balance sheet” section of the
UBS Group second quarter 2025 report for information

about UBS Group AG shares.

3 Reflects the cancellation of 120,506,008 shares,

each with a nominal value of USD 0.10

as approved by the shareholders at
the Annual General Meeting held on 10 April

2025, refer to Note Significant events.

4 During the second quarter of 2025, as approved by

the Annual General Meeting of shareholders, the payment

of an ordinary
cash dividend of USD 0.90

(gross) per dividend-bearing

share, totaling USD 2,866m

(CHF 2,342m), was made,

half from the capital

contribution reserve within the

statutory capital reserve

and the other half

from
total profit available for appropriation. The remaining

amount of total profit available

for appropriation (i.e. USD 1,561m from USD 2,994m (CHF 1,590m from CHF 2,762m)) was appropriated to the

voluntary earnings
reserve.

UBS Group AG standalone

Notes to the UBS Group AG standalone financial information
Basis of accounting
The UBS

Group AG standalone

financial statements

are prepared

in accordance

with the

principles of

the Swiss

Law
on Accounting and Financial Reporting (32nd title

of the Swiss Code of Obligations).
This interim financial information

consists of a condensed

balance sheet, an income

statement,

and notes,

and it is
unaudited.

It

should

be

read

in

conjunction

with

the

audited

standalone

financial

statements

and

regulatory
information for the year ended 31 December

2024.
This

interim financial

information provides

an

update of

the financial

position of

UBS Group AG to

current and
future investors, as well as other interested stakeholders.
Accounting policies
In preparing

the interim

financial information

for UBS

Group AG,

the same

accounting policies

and methods

of
computation

have

been

applied

as

in

the

annual

standalone

financial

statements

of

UBS

Group

AG

as

of
31 December 2024.

More information

about the

accounting policies

applied is

provided in

Note 2

to the

UBS Group
AG standalone financial

statements as of

31 December 2024,

available under “Holding

company and significant
regulated subsidiaries and sub-groups” at
ubs.com/investors
.
Significant events
Cancellation of shares in 2025
On

10

April

2025,

the

Annual

General

Meeting

of

shareholders

(the

AGM)

approved

the

cancellation

of
120,506,008 shares,

each with

a nominal

value of

USD 0.10,

purchased under

the 2022

share repurchase

program.
The share

capital has

been reduced

by the

nominal value

of the

repurchased shares

upon cancellation,

i.e. USD 12m
(CHF 12m). The capital contribution reserve and the voluntary earnings reserve were each reduced by 50% of the total capital reduction amount exceeding the nominal

value upon cancellation of the repurchased shares,

i.e. each
by USD 1,133m (CHF 1,053m).

Amounts disclosed in Swiss francs

may differ from the purchase

price of the shares
due to the applied method of converting US dollars

to Swiss francs for presentation purposes.
The cancellation of shares did not change

the total equity reported for UBS Group

AG.
Investments in UBS AG and Credit Suisse AG
On 31 May 2024, the merger

of UBS AG and Credit

Suisse AG was completed.

Accordingly, the cost, accumulated
impairment and book value of the

investment in Credit Suisse AG were

transferred to the investment in UBS

AG.
The merger had no impact on the financial position and performance of UBS Group AG in the 2024 financial year
and for the six months ended 30 June 2025.

UBS Group AG standalone

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Group Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

UBS AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

Date:

July 30, 2025